

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 15, 2008

Mr. Robert Dultz
Chairman and Chief Executive Officer
USCORP
4535 W. Sahara Ave. Suite 204
Las Vegas, NV 89102

>   **Re:**   **USCORP**
>   **Form 10-KSB for the Fiscal Year Ended September 30, 2007**
>   **Filed January 9, 2008**
>   **Response letters dated February 29, 2008 and April 8, 2008**
>   **File No. 000-19061**

Dear Mr. Dultz:

     We have reviewed your response letters and filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended September 30, 2007

Management's Report on Internal Control Over Financial Reporting, page 22

1.   Your proposed disclosure regarding internal control over financial reporting explains that management concluded that internal control over financial reporting are effective as of September 30, 2007, September 30, 2006, and from inception to September 30, 2007. Item 308(a)(3) of Regulation S-B explains that management's assessment of the effectiveness of internal control over financial reporting should be as of the end of the issuer's most recent fiscal year. Please modify your disclosure to remove references regarding the effectiveness of internal control over financial reporting for periods prior to the end of your most recent fiscal year.

     Please ensure similar modifications are made to the attestation report from your independent registered public accounting firm on your internal control over

Notes to the Consolidated Financial Statements

Note 1 Organization of the Company and Significant Accounting Policies

Mineral Properties, page 33

2.   In response to comment eight from our letter dated February 5, 2008, you propose
        to revise your accounting policy disclosure to state "Costs incurred to acquire
        mineral interest in properties, to drill and equip exploratory sites within the claims
        group are capitalized." It is unclear from this disclosure if you are capitalizing
        exploration costs. Please modify your policy to clearly explain if all exploration
        costs are expensed as incurred.

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

3.   In response to comment 11 you explain that you revised your certifications to be
        in the exact form set forth in Item 601 of Regulation S-B. However, we note that
        part 5a. of the revised certification included in your response, and the 302
        certification in your Form 10-QSB for the quarterly period ended March 31, 2008
        only refers to significant deficiencies, whereas the certifications set forth in Item
        601 refers to significant deficiencies and material weaknesses. Please ensure your
        certifications are in the exact form set forth in Item 601.

Engineering Comments

4.   We note you refer to a feasibility study without clarifying the level of accuracy of
        these investigations. Mine feasibility studies may also have technical, economic
        or planning/scheduling objectives and are generally differentiated as scoping, pre-
        feasibility, or final feasibility study. Please note a pre-feasibility study is
        sufficient to determine reserves under Canadian National Instrument 43-101, but
        not for SEC filings. Please state the type of feasibility and the accuracy associated
        with these studies within your filing.

5.   We note you have quantified the tonnage and grades of the materials found on
        your properties. In the event these materials are not proven or probable reserves
        your may need to remove these references from your filing, unless you believe
        this material can be classified as mineralized material. Mineralized material or
        deposit is a mineralized body which has been delineated by appropriate drilling
        and/or underground sampling to establish continuity and support an estimate of
        tonnage and an average grade of the selected metals. Under SEC standards, such
        a deposit does not qualify as a reserve until a comprehensive evaluation, based
        upon unit costs, grade, recoveries, and other factors concludes economic and legal

feasibility. Mineralized material should only be reported as an in-place tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper.

6.   We note your response to comment 21 regarding the cutoff grade. In the event you disclose mineral material please state your cutoff grade and include a brief summary within your filing detailing the parameters used to calculate this economic measurement.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Mark Wojciechowski at (202) 551-3759 if you have comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 regarding engineering comments. Please contact me at (202) 551-3683 with any other questions.

                                                Sincerely,

                                                Jill Davis
                                                Branch Chief